UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM CB/A
(Amendment No. 4)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Securities Act Rule 13e-4(h) (8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SAGA TANKERS ASA
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable)

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

DHT HOLDINGS, INC.
(Name of Person(s) Furnishing Form)

Shares
(Title of Class of Subject Securities)

ISIN: NO0010572589
(CUSIP Number of Class of Securities (if applicable))

Fredrik Platou, CFO
Saga Tankers ASA
P.O. Box 468 Vika, 0161
Oslo, Norway
Tel: +47 2311 8270
(Name, Address (including zip code) and Telephone Number
(including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Eirik Ubøe DHT Holdings, Inc. 26 New Street St. Helier, Jersey, JE2 3RA Channel Islands Tel: +44 1534 639759	Erik R. Tavzel, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Tel: (212) 474-1000

July 6, 2011
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

ITEM 1. HOME JURISDICTION DOCUMENTS

Exhibit 1:  Offer Document dated July 5, 2011*

Exhibit 2:  Offer Document Supplement dated July 14, 2011**

Exhibit 3:  Press Release dated July 14, 2011, annoucning the approval of the Offer Document Supplement by the Norwegian Financial Supervisory Authority**

Exhibit 4:  Press Release dated July 21, 2011, announcing the extension of the offer period***

Exhibit 5:  Press Release dated July 29, 2011, announcing the extension of the offer period****

Exhibit 5.1:  Press Release dated August 5, 2011, announcing the withdrawal of the offer

*previously furnished on Form CB to the Commission on July 6, 2011
**previously furnished on Form CB/A to the Commission on July 14, 2011
***previously furnished on Form CB/A to the Commission on July 21, 2011
****previously furnished on Form CB/A to the Commission on July 29, 2011

ITEM 2.  INFORMATIONAL LEGENDS

The legend required by Rule 802(b) under the Securities Act of 1933, as amended, is included in the Offer Document.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Commission on July 6, 2011.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DHT HOLDINGS, INC.
(Registrant)

Date: August 5, 2011	By:	/s/ Eirik Ubøe
Eirik Ubøe Chief Financial Officer